UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended December 31, 2022

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE
EXHIBIT INDEX
EX-99.1 Earnings release of WNS (Holdings) Limited dated January 19, 2023.

Other Events

On January 19, 2023, WNS (Holdings) Limited issued an earnings release announcing its fiscal third quarter ended December 31, 2022 results and revised its guidance for fiscal 2023. A copy of the earnings release dated January 19, 2023 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of WNS (Holdings) Limited dated January 19, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2023

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel

EXHIBIT INDEX

99.1	Earnings release of WNS (Holdings) Limited dated January 19, 2023.